Q3 Earnings Report 2025: PERIOD ENDED SEPTEMBER 30, 2025

2 Cautionary Statement Regarding Forward-Looking Statements This presentation may include forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning the Company and other matters. These statements may discuss goals, intentions, and expectations as to future plans and strategies, expected growth, transactions, trends, events, products and services, dividends and their classification for U.S. income tax purposes, results of operations, and/or financial condition or measures, including our expectations on future revenue, income from continuing operations, Adjusted EBITDA, cash from and used in operations, capital expenditures, cash to be returned to shareholders, FY’25 EUR/USD assumption, share repurchases, and any other future financial and operational performance, including 2028 revenue, profit, free cash flow and capital expenditure targets, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall," “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” "outlook," “possible,” “potential,” “predict,” “project,” “target” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) macroeconomic regulatory and political uncertainty, including as a result of new or increased tariffs, trade wars, and other restrictions on trade between or among countries in which the Company operates, and related changes in discretionary consumer spending and behavior, fluctuations in foreign currency exchange rates, changes in prevailing interest rates, changing inflation rates, impacts from increased U.S. national deficits, financial market volatility and the other factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2024 and other documents filed or furnished from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.brightstarlottery.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that may affect the Company’s business, including management's discussion and analysis of potential or actual impacts to operations and financial performance. Nothing in this news release is intended, or is to be construed, as a profit forecast or to be interpreted to mean that the financial performance of Brightstar Lottery PLC for the current or any future financial years will necessarily match or exceed the historical published financial performance of Brightstar Lottery PLC, as applicable. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to Brightstar Lottery PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement. Comparability of Results All figures presented in this presentation are prepared under U.S. GAAP, unless noted otherwise. Non-GAAP Financial Measures Management supplements the reporting of financial information, determined under GAAP, with certain non-GAAP financial information. Management believes the non-GAAP information presented provides investors with additional useful information, but it is not intended to, nor should it be considered in isolation or as a substitute for the related GAAP measures. Moreover, other companies may define non-GAAP measures differently, which limits the usefulness of these measures for comparisons with such other companies. The Company encourages investors to review its financial statements and publicly filed reports in their entirety and not to rely on any single financial measure. Adjusted EBIT represents net income (loss) from continuing operations (a GAAP measure) before income taxes, interest expense, net, foreign exchange gain (loss), net, other expenses (e.g., gains/losses on extinguishment and modifications of debt, etc.), net, impairment losses, restructuring expenses, stock-based compensation, litigation expense (income), and certain other non-recurring items. Other non-recurring items are infrequent in nature and are not reflective of ongoing operational activities. Management believes that Adjusted EBIT is useful in providing period-to-period comparisons of the results of the Company's ongoing operational performance. Adjusted EBIT margin represents Adjusted EBIT divided by revenue. Adjusted EBITDA represents net income (loss) from continuing operations (a GAAP measure) before income taxes, interest expense, net, foreign exchange gain (loss), net, other expenses (e.g., gains/losses on extinguishment and modifications of debt, etc.), net, depreciation, impairment losses, amortization (service revenue, purchase accounting, and non-purchase accounting), restructuring expenses, stock-based compensation, litigation expense (income), and certain other non-recurring items. Other non-recurring items are infrequent in nature and are not reflective of ongoing operational activities. Management believes that Adjusted EBITDA is useful in providing period-to-period comparisons of the results of the Company's ongoing operational performance. Adjusted EBITDA margin represents Adjusted EBITDA divided by revenue. Adjusted EPS represents diluted earnings per share (a GAAP measure), excluding the effects of foreign exchange, impairments, amortization from purchase accounting, discrete tax items, and other significant non-recurring adjustments that are not reflective of on-going operational activities (e.g., gains/losses on sale of business, gains/losses on extinguishment and modifications of debt, etc.). Adjusted EPS is calculated using diluted weighted-average number of shares outstanding, including the impact of any potentially dilutive common stock equivalents that are anti-dilutive to GAAP net income (loss) per share but dilutive to Adjusted EPS. Management believes that Adjusted EPS is useful in providing period-to-period comparisons of the results of the Company's ongoing operational performance. Net debt is a non-GAAP financial measure that represents debt (a GAAP measure, calculated as long- term obligations plus short-term borrowings) minus capitalized debt issuance costs and cash and cash equivalents, including cash and cash equivalents held for sale. Cash and cash equivalents, including cash and cash equivalents classified as held for sale, are subtracted from the GAAP measure because they could be used to reduce the Company’s debt obligations. Management believes that net debt is a useful measure to monitor leverage and evaluate the balance sheet. Net debt leverage is a non-GAAP financial measure that represents the ratio of Net debt as of a particular balance sheet date to Adjusted EBITDA for the last twelve months prior to such date. Management believes that net debt leverage is a useful measure to assess the Company’s financial strength and ability to incur incremental indebtedness when making key investment decisions. Free cash flow is a non-GAAP financial measure that represents cash flow from operations (a GAAP measure) less capital expenditures. Management believes free cash flow is a useful measure of liquidity and an additional basis for assessing the Company’s ability to fund its activities, including debt service and distribution of earnings to shareholders. Constant currency is a non-GAAP adjustment to certain financial measures that expresses the current financial data using the prior-year/period exchange rate (i.e., the exchange rate used in preparing the financial statements for the prior year). Management believes that constant currency is a useful measure to compare period-to-period results without regard to the impact of fluctuating foreign currency exchange rates. A reconciliation of the non-GAAP measures to the corresponding amounts prepared in accordance with GAAP appears in the tables in this release. The tables provide additional information as to the items and amounts that have been excluded from the adjusted measures. Full Year 2025 Outlook and Medium-term Targets The Company provides guidance of select information related to its financial and operating performance, and such measures may differ from year to year. The guidance is only an estimate of what the Company believes is realizable as of the date of this release. Actual results may vary from the guidance and the variations may be material. The Company undertakes no intent or obligation to publicly update or revise any of these projections, whether as a result of new information, future events or otherwise, except as required by law. A reconciliation of our forward-looking non-GAAP financial measures to the most directly comparable GAAP financial measure cannot be provided without unreasonable effort. This is due to the inherent difficulty of accurately forecasting the occurrence and financial impact of the adjusting items necessary for such a reconciliation to be prepared, for example, the provision for income taxes or net foreign gain/loss, as such items have not yet occurred, are out of our control, or cannot be reasonably predicted. BRIGHTSTAR EARNINGS REPORT – Q3’25

Contents BRIGHTSTAR EARNINGS REPORT – Q3’253 03 Q&A04 Appendix 01 Strategy Update 02 Financial Results 05 Investor Update

01 Strategy Update BRIGHTSTAR EARNINGS REPORT – Q3’254

01 STRATEGY UPDATE

Better-than-expected Q3'25 Revenue & Profit; Significant Shareholder Returns in FY'25

Acceleration of Same-store Sales Growth in Q3'25

$1.8B YTD Revenue
driven by sustained momentum in core instant ticket & draw game sales

Solid YTD Profit & Cash Flow Generation

~$1B in FY'25 Shareholder Returns
+10% increase in Q4'25 dividend to $0.22/share

5

BRIGHTSTAR EARNINGS REPORT - Q3'25

BRIGHTSTAR

BRIGHTSTAR EARNINGS REPORT – Q3’256 Significant Acceleration in Q3’25 Global Same-store Sales Fueled by Key Product Initiatives Same-store Sales (SSS) Trends 01 STRATEGY UPDATE SSS Q1’25 Q2’25 Q3’25 YTD’25 U.S. Instants & Draw Multi-state Jackpots (6.9%) (1.3%) (46.1%) (2.7%) 0.6% (34.5%) 7.7% 1.6% 69.2% (0.8%) 0.3% (10.5%) Italy (0.7%) 3.7% 6.1% 2.9% Rest of World 5.2% 8.4% 14.3% 8.4% Total Instants & Draw Multi-state Jackpots (3.8%) (0.1%) (46.1%) 0.3% 2.6% (34.5%) 7.9% 3.9% 69.2% 1.2% 2.0% (10.5%) Global iLottery Wager Growth (included in SSS above) 26.3% 30.7% 30.6% 29.2% * As reported, see press release for SSS normalized for a like number of sell-in days and Lotto draws

Spotlighting Next Generation of Future-Forward Solutions 01 STRATEGY UPDATE 7 BRIGHTSTAR EARNINGS REPORT – Q3’25 12th EL Congress: Bern, SwitzerlandNASPL 2025 Conference: Niagara Falls, Ontario

02 Financial Results BRIGHTSTAR EARNINGS REPORT – Q3’258

02 FINANCIAL RESULTS Summary of Q3’25 Financial Results BRIGHTSTAR EARNINGS REPORT – Q3’259 Note: EUR/USD FX daily average 1.17 in Q3’25, 1.10 in Q3’24, 1.12 YTD Q3’25, 1.09 YTD Q3’24 Amounts in millions unless otherwise noted *Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details Q3’25 & YTD’25 EPS figures do not yet reflect the full benefit of the ~13.6 million shares delivered-to-date under the ASR

Q3’25 Revenue Growth Driven by Strong Same-store Sales Across Jurisdictions & Game Types 10 02 FINANCIAL RESULTS Revenue 284 304 228 244 257 75 67 69 Q3’24 Instant Ticket & Draw U.S. Multi- state Jackpots Other Service & Upfront License Fee Amortization Product Sales Excluding FX FX Q3’25 587 615 629 304 Amounts in $ millions, unless otherwise noted RoW Italy U.S. & Canada Revenue 19 15 -10 5 14 YTD’24 YTD’25 1,861 23 -7 -61 4 1,820 23 1,843 BRIGHTSTAR EARNINGS REPORT – Q3’25 Primarily associated with non- wager-based service revenue contracts in Europe SSS: Global +3.9% U.S. +1.6% Italy +6.1% RoW +14.3% Italy normalized +5.3% $1.8B jackpot

Revenue Revenue Income/(Loss) from Continuing Operations Adjusted EBITDA High Flow-through of Wager-based Revenue Growth Propels Q3’25 Profit Increase 02 FINANCIAL RESULTS BRIGHTSTAR EARNINGS REPORT – Q3’2511 Amounts in $ millions, unless otherwise noted 264 283 294 G&A +$12M Q3’24 Service Gross Margin Product Sales Gross Margin Other** Excluding FX FX Q3’25 11 11 -46 95 Q3’24 Operational Drivers* Restructuring FX Tax Provision Other Q3’25 38 -4 YTD’24 YTD’25 880 -49 -15 -16 800 16 818 YTD’24 YTD’25 154 -62 18 -109 24 18 43 38 21 13 Wager- based +$29M 11 33 *Operational drivers includes gross profit, G&A, R&D, S&M & D&A **Other includes G&A, R&D, S&M & D&A

Significant Debt Reduction & Shareholder Returns YTD; Strong Financial Profile BRIGHTSTAR EARNINGS REPORT – Q3’2512 02 FINANCIAL RESULTS Note: cash flow results reflect continuing operations *Non-GAAP measure; see disclaimer on page 2 and reconciliations to the most directly comparable GAAP measures in Appendix for further details ($6M)/$573M Cash from Operations including & excluding Lotto upfront license fee ($245M) Free Cash Flow* including ~$580M for Lotto upfront license fee $239M CapEx 117 470 235 235 470 750 587 750 587 2026 2027 2028 2029 2030 Bank Debt Bonds Debt Maturity Profile As of September 30, 2025 • $2B of Gaming & Digital sale proceeds used for debt reduction • Significant shareholder returns YTD → $250M in share repurchases via ASR → $728M in cash dividends • 10% increase in Q4’25 dividend to $0.22 per share • Ample liquidity of $3.2B in advance of upcoming Lotto license fee installments • Net debt leverage* of 2.3x

02 FINANCIAL RESULTS

Reaffirming FY’25 Revenue and Profit Outlook

Revenue	~$2.5B
Adjusted EBITDA	~$1.1B
Cash from Operations[1]	~($220M)
CapEx	~$340M

Reaffirming full-year revenue and profit outlook:

- Solid same-store sales trends
- Continued progress on OPtiMa savings initiatives

Upgrading cash from operations to ~$700M from ~$645M, excluding Lotto upfront license fee

Adjusting CapEx lower due to timing shifts; ~$110M lower than estimate of $450M at beginning of the year

[1]Reflects 100% consolidation of Italy joint venture; minority partner contributions representing their pro rata share are recorded in cash flows from financing activities

**A reconciliation of our forward-looking non-GAAP financial measures to the most directly comparable GAAP financial measure cannot be provided without unreasonable effort. This is due to the inherent difficulty of accurately forecasting the occurrence and financial impact of the adjusting items necessary for such a reconciliation to be prepared, for example, the provision for income taxes or net foreign exchange gain/loss, as such items have not yet occurred, are out of our control, or cannot be reasonably predicted.*

13

BRIGHTSTAR EARNINGS REPORT - Q3’25

BRIGHTSTAR

03 Investor Update BRIGHTSTAR EARNINGS REPORT – Q3’2514

We are the premier pure play global lottery company: → Premier global lottery operator (B2C) - largest based on combined wagers → Providing secure, comprehensive lottery technology and solutions to ~90 customers on six continents (B2B) For nearly 50 years, our innovative products and services have helped our customers to excel and distinguish their lotteries from other forms of discretionary consumer spending Now, we’re shaping the future of the global lottery business in partnership with our customers and for the entertainment of their players Elevating Lotteries, Inspiring Players NYSE: BRSL

16 The future is Brightstar Global Leadership in Large, Growing Industry Growing, Resilient Business with High Contractual Recurring Revenue Significant Tailwind from Broader iLottery Adoption Attractive Profit Profile & Strong, Predictable Cash Flows Balanced Capital Allocation Strategy Includes Increased Capital Returns for Shareholders Current Valuation Provides Compelling Entry Point WHY INVEST

WHY INVEST

Strong leadership position and financial profile

Operational

~90
Global customers

Unique B2B and B2C
Business offering

~30 years
Typical customer relationship

10+ years
Average service contract length

~97%
U.S. FM and Italy Operator contracts renewal rate over last 15 years[1]

~78% / ~90%
US Lottery Systems / Italy Market share

Financial

~$2.5B
2024 Revenue

$271M
2024 Income from Continuing Ops

~$1.2B
2024 Adjusted EBITDA

$689M
Cash Flow from Operations

59%
Cash Flow Conversion[2]

$149M
2024 CapEx

Business Mix[3]

PRODUCT MIX

Product Sales
Service


6%
94%

GAME TYPE (BY WAGER-BASED REVENUE)

U.S. Multi-State Jackpots
Instant Tickets and Draw Games


5%
95%

GEOGRAPHIC BREAKDOWN

Italy
U.S. & Canada
ROW


13%
38%
49%

Note: Financial data is FY'24 from continuing operations; a reconciliation of Adjusted EBITDA to its closest GAAP measure was provided in the Q4'24 earnings press release which can be found on the investor relations section of the Company's website at www.Brightstarlottery.com
[1] Calculated based on lottery sales at contract year end
[2] Calculated as cash from operations divided by Adjusted EBITDA
[3] Calculated as percentage of total revenue

17

BRIGHTSTAR

WHY INVEST

Compelling investment opportunity driven by unique competitive positioning

Management team	Market Opportunity	Market Leadership	Tech Leadership
With unparalleled depth of experience in the Industry	*Large, growing & resilient global lottery industry, with long-term contracts requiring specialized expertise*	*Pure-play global market leader in lottery technology with growing, recurring revenue base*	*Unique value chain position, industry-leading technology & product innovation*

ENABLED BY FOCUSED AND WELL EXECUTED STRATEGY

Our Core		Growth Engines		Enablers	
Maintain and grow FM & Operator contracts with most of the largest global lotteries	Pursue targeted takeaway & greenfield opportunities	Fast-growing digital channel, primarily in U.S., where Brightstar is well positioned to win	Established right-to-win in Italy with iLottery & other B2C opportunities	Ongoing efficiencies through proven OPtiMa program	Digitalization & AI adoption

DELIVERING COMPELLING SHAREHOLDER VALUE

Expect up to $1.7B in capital returns in 2025 through 2028 period

BRIGHTSTAR

18

19 Growing and resilient industry where incumbency has significant value 20 08 20 09 20 10 20 20 20 21 20 22 20 23 20 24 20 25 E 20 26 E 20 27 E 20 28 E 20 07 195 203 210 214 366 373 385 399 414 431 +2.8% +3.9% +3.6% The global lottery industry has grown consistently through macroeconomic uncertainty, with steady mid-single digit annual growth projected ahead Global lottery sales actuals and projections(1) (2007 – 2028, $B) (1) H2GC projections (2) Facilities Management contracts typically require the Company to design, install, and operate the lottery system and retail terminal network for an initial term, which is typically five to ten years. Operator contracts are B2C arrangements that grant the Company an exclusive license to fully manage the core lottery functions, including the lottery systems and the majority of the day-to-day activities along the lottery value chain. Source: LaFleur and H2GC (4Q25) STABLE AND PREDICTABLE BUSINESS MODEL Lottery industry has demonstrated resiliency during macroeconomic challenges Facilities Management (FM) and iLottery platform contracts (the majority of Brightstar contracts) are exclusive during contract term MARKET OPPORTUNITY Exclusive & long-lasting customer relationships Long-term contracts Stringent requirements for contracts Strong, predictable revenue & cash flow streams FM and Operating contracts(2) are typically 7-10 years, with options for multiple extensions Significant credentials, proven capabilities, and CapEx required to secure contracts Most contracts remunerate vendors as a % of sales (or GGR), supporting consistent cash generation 289 318 333 +7.3%

OUR CORE

Brightstar is well positioned to maintain largest contracts, with significant opportunities for incremental growth

>70% of Brightstar FM & Operator contract sales secured or with extensions possible beyond 2028


Expiring in 2025-2028
29%
Extension Beyond 2028 Possible
11%
60%
Secured Beyond 2028

~97% of U.S. FM and Italy Operator contracts have been retained over the past 15 years[1]

KEY LEVERS TO GROW OUR CORE BUSINESS

Share Expansion	Focus on ~$12B+ in sales owned by competitors up for rebid by 2028, especially outside the U.S.; grow market share in international markets, e.g., Brazil
Product Innovation & Portfolio Optimization	Emphasis on continually developing high-performing, engaging games, with innovative payout & pricing strategies
Channel & Touchpoint Expansion	Expand into new sales channels and increase ways to play lottery at stores (self-service vending machines, in-lane, LotteryLink)

(1) Calculated based on lottery sales at contract year end ; data as of October 2025

20

BRIGHTSTAR

GROWTH ENGINES

Attractive global digital market opportunity; Brightstar poised to continue growing market share in platform and content

U.S. digital channel is an underpenetrated yet growing market...

- Only 14[1] lotteries are live as regulated iLottery markets
- More mature lotteries have achieved strong penetration (i.e., 40+%)
- 2 lotteries went live in 2025
- 2 additional lotteries expected to go live in 2026

...and Brightstar is well positioned to benefit from this growth

- Providing 5 of 14 live iLottery platforms in the U.S.
- Provide iLottery content to 4 out of 11 live eInstant U.S. markets
- Sales growth in Brightstar jurisdictions significantly higher than overall market expansion[2]
- Awarded 2 out of 4 most recent new iLottery platforms

Outside the U.S., Brightstar will continue to leverage its significant footprint

- 4 iLottery platform customers, providing iLottery content in 12 jurisdictions


New Jurisdictions
Game Innovation & Portfolio Optimization
Platform Enhancements Expansion of Cloud Solutions
CRM / Player Insights
Leverage FM Customer Relationships
GROWTH DRIVERS

[1] Excludes states that have passed legislation but iLottery is not active (e.g., MA, MO) and jurisdictions with eSubscription only (i.e., NY, ND)
[2] Calculated only including jurisdictions that were fully operational in 2021; data as of October 2025
Sources: Eilers (2Q25 iLottery Report), Brightstar reporting

21

BRIGHTSTAR

GROWTH ENGINES

iLottery to enable the next stage of Italy's growth by leveraging extensive retail player base

iLottery Penetration on Total Sales


~3%
~14%
~17%
~50%+
Italy
France
Eastern Europe
UK & Nordics

Italy Player Pool (retail & online)


9.5M
17.1M
Lotto
S&W

Lotto players represent **42%** | S&W players represent **75%**

of total Italian players, on any game across retail & digital

Italy Digital Penetration Across Categories (% of Total GGY[1], 2025 H1)


~29%
~54%
iGaming
Online Sports Betting

Italy is one of the world's most attractive markets

- ~7% 10-year CAGR in total industry wagers, including ~20% digital CAGR
- €3.2K+ per capita spend on gaming, among highest in world
- Land-based wagers have grown along with digital penetration

Brightstar has proven credentials in running high-growth Italian lottery games

- Lotto: 30+ years; secured through 2034
- Scratch & Win: 20+ years; secured through Sept. 2028
- Increased digital market share by 3 percentage points since MyLotteriesPlay launch (Jan.-Sept. 2025)

Our right-to-win: Driving increased digital player acquisition

- Leveraging extensive player and retailer base (~58K POS units) to drive digital player acquisition
- Cross-sell iCasino, Bingo, sports betting (~25% overlap in player base)
- Expect digital penetration to be on par with European benchmarks by 2030

[1] GGY is wagers less winnings paid to players
Sources: Italy sales data based on Brightstar operations

22

BRIGHTSTAR

GROWTH ENGINES

Organic growth expected to accelerate to >5% in 2025-2028 period

Pillars of Brightstar's 3-year CAGR


~3%
~1%
~1%
<1%
>5%
~(2)%
>3%
Core Business(1)
iLottery
Italy B2C Expansion
All Other
Organic Growth (CAGR)
Impact from Incremental Amortization of Lotto License Fee(2)
Revenue Growth (CAGR)

Growth of our predictable core business in the U.S. and Italy

Improved regulatory momentum in the U.S., competitive advantage leveraging land-based market leadership

New Italy B2C opportunities led by iLottery growth

Targeted investments to expand market share in underpenetrated markets (e.g., international, instant ticket printing)

Incremental amortization of €1.5 billion over nine-year term

(1) *Core business includes US, Italy, other ongoing business; excludes U.K.*
(2) *Assuming same accounting treatment as old Lotto concession*

23

BRIGHTSTAR

ENABLERS

Operational efficiencies to deliver ~$80M in incremental cost savings while supporting key growth initiatives & upskilling of global workforce

OPtiMa Phase 3.1
(2025-2026)

~$50M

gross annualized savings vs. 2024

+

OPtiMa Phase 3.2
(2027-2028)

~$30M

gross annualized savings vs. 2024

→Structured program to accelerate AI adoption in core processes (e.g., content creation, software development, corporate processes) expected to deliver positive impact on cash costs (Opex and CapEx) in 2028-2030

→ Right-sizing to align smaller footprint post sale of IGT Gaming, with focus on back-office optimizations

→ Will not impact customer-facing activities or compromise our superior customer service standards

→ Additional efficiencies targeting indirect costs across main operational areas

→ Back-end technology modernization, automation / digitalization & AI adoption

24

BRIGHTSTAR

ENABLERS

2025-2028 peak CapEx cycle sets up Brightstar for long-term success

Expect average annual CapEx of ~$400M for 2025-2028 period

Core Cap Ex Investment

Contractually required new systems / terminals / communications infrastructure across our portfolio

Areas of Incremental Investment

- Expand number of player touchpoints
- Evolve our core technology stack to leverage new capabilities (cloud, AI)
- Set up infrastructure to support new Italy B2C opportunities

→ Support accelerated sales growth outlook from low to solid mid-single digit

→ Build foundations for long-term efficiencies beyond OPtiMa 3.1 and 3.2 programs

→ Reinforce Brightstar's unique competitive advantage

Average annual CapEx expected to moderate to ~$200-$225M post peak CapEx cycle

25

BRIGHTSTAR

ENABLERS

Balanced capital allocation philosophy

Key pillars of capital allocation philosophy:

- Investment to maintain existing portfolio & pursue new growth initiatives
- Target net debt leverage of ~3.0x; going to ~3.5x temporarily to finance Italy Lotto upfront fee
- Enhanced shareholder returns to protect dividend yield
  - → Including consistent-to-growing dividends & significant share repurchases

Recent allocation of $4B Gaming & Digital sale proceeds reflects balanced approach

ALLOCATION OF $4.0B GAMING & DIGITAL PROCEEDS ($M)


Debt Reduction
2,000
400
500
500
600
Organic Business Growth
Shareholder Returns
Debt Reduction
Special dividend
Share repurchase
Partial Lotto fee funding
General corporate purposes(2)

'25 – '28E $7.1B CUMULATIVE CAPITAL ALLOCATION ($M)[1]


Debt Reduction, Minorities & Other
~1,000
~1,200
~1,600
~1,700
~1,600
Organic Business Growth
Shareholder Returns
Debt reduction & other (excludes Scratch & Win upfront fee)
Shareholder returns
Lotto fee (BRSL share)
CapEx
Minority distribution

[1] Includes allocation of $4.0B from IGT Gaming sale; Lotto fee reflects BRSL's 61.5% share of €2.23B amount with EUR/USD at 1.15; cumulative capital allocation and debt reduction exclude unknown Scratch & Win upfront license fee expected in 2028

[2] $400M of General corporate purposes include post-closure transaction costs

Note: Figures in charts are rounded

26

BRIGHTSTAR

WHY INVEST

Introducing 2028 revenue & profit growth targets highlighting strong cash flow generation & shareholder returns

~$2.75B
2028 Revenue

>3% CAGR
(2025-2028)

~$1.3B
2028 Adjusted EBITDA*

>6% CAGR (2025-2028); revenue growth enhanced by OPtiMa savings & other efficiency initiatives

~70%
Cash Conversion

(AEBITDA to Cash from operations, excluding upfront license fees)

After 2025-2028 peak CapEx cycle

~$400M+
Annual Free Cash Flow*

Before upfront license fees but after minority distributions; implies low-to-mid-teens FCF yield at current share price

**A reconciliation of our forward-looking non-GAAP financial measures to the most directly comparable GAAP financial measure cannot be provided without unreasonable effort. This is due to the inherent difficulty of accurately forecasting the occurrence and financial impact of the adjusting items necessary for such a reconciliation to be prepared, for example, the provision for income taxes or net foreign exchange gain/loss, as such items have not yet occurred, are out of our control, or cannot be reasonably predicted.*

27

BRIGHTSTAR

04 Q&A BRIGHTSTAR EARNINGS REPORT – Q3’2528

29 The future is Brightstar Global Leadership in Large, Growing Industry Growing, Resilient Business with High Contractual Recurring Revenue Significant Tailwind from Broader iLottery Adoption Attractive Profit Profile & Strong, Predictable Cash Flows Balanced Capital Allocation Strategy Includes Increased Capital Returns for Shareholders Current Valuation Provides Compelling Entry Point WHY INVEST

05 Appendix BRIGHTSTAR EARNINGS REPORT – Q3’2530

31 05 APPENDIX YTD’25 Revenue & Profit Profile 95% 5% Service Product Sales 47% 41% 12% U.S. & Canada Italy Rest of world 96% 4% Instant Ticket & Draw U.S. Multi-state Jackpots 2% 44% Income from continuing operations Adjusted EBITDA Revenue by Type Revenue by Geography Wager-based Revenue by Game Type Profit Margins BRIGHTSTAR EARNINGS REPORT – Q3’25

32 Lottery Sales: Steady Growth & Resilience March 2001– Sep 2001 March 2008–June 2009 March 2020– June 2020 0 20 40 60 80 100 Instant Other Draw Keno Multi-state Games Recession U.S. Lottery Industry Sales ($B) BRSL Italy Lottery Sales (€B) June 2001 - Dec 2001 June 2003 – Sep 2003 June 2008 - June 2009 Sep 2011- March 2013 Dec 2019 - June 2020 0 5 10 15 20 25 Lotto Scratch & Win Recession Source: Third-party data & Brightstar internal estimates U.S. CAGRs: 2000-2024: 3.9% 2020-2022: 6.7% 2007-2024: 3.6% Italy CAGRs: 2000-2024: 4.3% 2020-2022: 13.4% 2007-2024: 2.3% 05 APPENDIX BRIGHTSTAR Earnings REPORT – Q3’25

Q3'25 Select Performance and KPI Data $ in millions except otherwise noted BRIGHTSTAR Earnings REPORT – Q3’25 05 APPENDIX 33 For the three months ended September 30, Constant 2025 2024 Y/Y Change Currency Change Revenue Service Instant ticket & draw wager-based revenue 512 477 7% 4% U.S. multi-state jackpot wager-based revenue 36 21 74% 74% Upfront license fee amortization (53) (51) (5)% —% Other 109 119 (8)% (9)% Total service revenue 604 566 7% 4% Product sales 25 20 24% 22% Total revenue 629 587 7% 5% Income (loss) from continuing operations 95 (46) NA Adjusted EBITDA 294 264 11% 7% For the three months ended September 30, 2025 2024 Revenue (by geography) U.S. & Canada 304 284 7% 7% Italy 257 228 12% 7% Rest of world 69 75 (7)% (10)% Total revenue 629 587 7% 5%

Q3'25 Select Performance and KPI Data (1) Same-store sales represent the change in wagers recorded in lottery jurisdictions where Brightstar is the operator or facilities management supplier, using the same lottery jurisdictions and perimeter for comparisons between periods (2) Same-store revenue represents the change in same-store sales net of contract mix BRIGHTSTAR Earnings REPORT – Q3’25 05 APPENDIX 34 Same-store revenue growth (%) at constant currency (SSS growth plus impact of contract mix) (2) Same-store sales growth (%) at constant currency (wager-based growth) (1) Q3'25 Constant Q3'24 Constant Q3'25 Constant Q3'24 Constant Currency Change Currency Change Currency Change Currency Change Global Instant ticket & draw games 3.9% 1.0% 5.6% 0.6% U.S. multi-state jackpots 69.2% (55.2)% 73.6% (56.2)% Total 7.9% (5.8)% 8.5% (4.6)% U.S. Instant ticket & draw games 1.6% 0.2% 3.5% (0.6)% U.S. multi-state jackpots 69.2% (55.2)% 73.6% (56.2)% Total 7.7% (9.8)% 10.7% (12.1)% Italy Instant ticket & draw games 6.1% 2.7% 5.9% 1.7% Rest of world Instant ticket & draw games 14.3% 1.9% 14.1% (0.6)%

05 APPENDIX

Summarized Income Statements

All amounts from continuing operations	For the three months ended September 30, 2025	2024	Y/Y Change	For the nine months ended September 30, 2025	2024	Y/Y Change
Service revenue (includes amortization of upfront license fees)	604	566	7%	1,750	1,771	(1)%
Product sales	25	20	24%	93	89	5%
Total revenue	**629**	**587**	**7%**	**1,843**	**1,861**	**(1)%**
Cost of services (excluding Depreciation and amortization)	276	261		819	795	
Cost of product sales (excluding Depreciation and amortization)	31	22		86	67	
General and administrative	44	61		164	178	
Research and development	11	12		33	33	
Sales and marketing	29	30		92	89	
Depreciation and amortization	55	51		163	151	
Restructuring	—	38		21	39	
Interest expense, net	36	53		130	160	
Foreign exchange loss, net	1	39		132	23	
Other expense, net	12	4		23	12	
Income before provision for income taxes	134	15		180	315	
Provision for income taxes	40	61		137	161	
Income (loss) from continuing operations	**95**	**(46)**		**43**	**154**	
(Loss) income from discontinued operations, net of tax	(16)	88		75	101	
Gain on sale of discontinued operations, net of tax	77	—		77	—	
Net income	**155**	**43**		**195**	**256**	
Less: Net income attributable to non-controlling interests from continuing operations	38	34		105	120	
Less: Net income attributable to non-controlling interests from discontinued operations	—	1		4	5	
Net income attributable to Brightstar Lottery PLC	**117**	**7**		**86**	**130**	
Net income (loss) from continuing operations attributable to Brightstar Lottery PLC per common share - diluted	**$0.29**	**$(0.39)**		**$(0.31)**	**$0.17**	
Adjusted EPS from continuing operations attributable to Brightstar Lottery PLC - diluted	**$0.36**	**$(0.02)**		**$0.55**	**$0.46**	

$ in millions except otherwise noted

35 BRIGHTSTAR Earnings REPORT - Q3'25

BRIGHTSTAR

Summarized Cash Flow Statements $ in millions BRIGHTSTAR Earnings REPORT – Q3’25 05 APPENDIX 36 .56 For the three months ended September 30, For the nine months ended September 30, 2025 2024 2025 2024 Net cash (used in) provided by operating activities from continuing operations (439) 173 (6) 489 Capital expenditures (65) (30) (239) (104) Free Cash Flow (504) 144 (245) 385 Cash flow (used in)/provided by discontinued operations 3,946 6 3,819 30 Debt Proceeds / (Repayment), Net (2,388) (26) (1,589) (63) Repurchases of common stock (251) — (251) — Shareholder dividends paid (647) (40) (728) (121) Minority distributions, net (10) (10) (43) (211) Other - Net 30 24 (75) (71) Other Investing / Financing Activities 679 (46) 1,133 (436) Net Cash Flow 175 98 888 (51) Effect of Exchange Rates/Other (25) 17 33 (14) Net Change in Cash and Restricted Cash 150 115 921 (65)

$ in millions (1) Includes amortization of upfront license fees Reconciliation of Non-GAAP Financial Measures BRIGHTSTAR Earnings REPORT – Q3’25 05 APPENDIX 37 For the three months ended September 30, For the nine months ended September 30, 2025 2024 2025 2024 Income (loss) from continuing operations 95 (46) 43 154 Provision for income taxes 40 61 137 161 Interest expense, net 36 53 130 160 Foreign exchange loss, net 1 39 132 23 Restructuring — 38 21 39 Stock-based compensation 3 12 15 31 Other expense, net 12 4 23 12 Adjusted EBIT 185 162 500 580 Income (loss) from continuing operations 95 (46) 43 154 Provision for income taxes 40 61 137 161 Interest expense, net 36 53 130 160 Foreign exchange loss, net 1 39 132 23 Depreciation 45 42 135 127 Amortization - service revenue (1) 53 51 154 150 Amortization - non-purchase accounting 8 6 21 17 Amortization - purchase accounting 2 2 7 7 Restructuring — 38 21 39 Stock-based compensation 3 12 15 31 Other expense, net 12 4 23 12 Adjusted EBITDA 294 264 818 880 Cash flows from operating activities - continuing operations (439) 173 (6) 489 Capital expenditures (65) (30) (239) (104) Free Cash Flow (504) 144 (245) 385

Reconciliation of Non-GAAP Financial Measures All amounts presented are in $ (1) Calculated based on nature of item, including any realizable deductions, and statutory tax rate in effect for the relevant jurisdiction (2) Includes the dilutive impact of share-based payment awards (3) Excludes the anti-dilutive impact of share-based payment awards BRIGHTSTAR Earnings REPORT – Q3’25 05 APPENDIX 38 All amounts from continuing operations. For the three months ended September 30, 2025 For the three months ended September 30, 2024 Pre-Tax Impact Tax Impact (1) Net Impact Pre-Tax Impact Tax Impact (1) Net Impact Reported EPS from continuing operations attributable to Brightstar Lottery PLC - diluted 0.29 (0.39) Adjustments: Foreign exchange loss, net — — 0.01 0.19 (0.03) 0.22 Amortization - purchase accounting 0.01 — 0.01 0.01 — 0.01 Loss on extinguishment and modifications of debt, net 0.04 — 0.04 — — — Restructuring — — — 0.19 0.06 0.13 Other (non-recurring adjustments) 0.01 — 0.01 0.01 — 0.01 Net adjustments 0.07 0.38 Adjusted EPS from continuing operations attributable to Brightstar Lottery PLC - diluted 0.36 (0.02) Reported effective tax rate 29.6% 394.3 % Adjusted effective tax rate 26.7% 68.9 % Adjusted EPS weighted average shares outstanding (in millions) 196 (2) 202 (3)

05 APPENDIX

Reconciliation of Non-GAAP Financial Measures

All amounts from continuing operations	For the nine months ended September 30, 2025			For the nine months ended September 30, 2024		
	Pre-Tax Impact	Tax Impact [1]	Net Impact	Pre-Tax Impact	Tax Impact [1]	Net Impact
Reported EPS from continuing operations attributable to Brightstar Lottery PLC - diluted			(0.31)			0.17
Adjustments:						
Foreign exchange loss, net	0.66	(0.03)	0.69	0.11	—	0.11
Amortization - purchase accounting	0.03	—	0.03	0.03	0.01	0.03
Loss on extinguishment and modifications of debt, net	0.04	—	0.04	—	—	—
Restructuring	0.10	0.03	0.08	0.19	0.06	0.13
Other (non-recurring adjustments)	0.04	0.01	0.03	0.02	—	0.02
Net adjustments			0.86			0.29
Adjusted EPS from continuing operations attributable to Brightstar Lottery PLC - diluted			**0.55**			**0.46**
Reported effective tax rate			76.1 %			51.0 %
Adjusted effective tax rate			38.9 %			45.1 %
Adjusted EPS weighted average shares outstanding *(in millions)*			201 [2]			203 [2]

All amounts presented are in $
[1] Calculated based on nature of item, including any realizable deductions, and statutory tax rate in effect for the relevant jurisdiction
[2] Includes the dilutive impact of share-based payment awards

39 BRIGHTSTAR Earnings REPORT - Q3'25

BRIGHTSTAR